82-1248

02 MAR -1 AM 8:31

BC FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: ______________ Schedule A

______X________ Schedule B & C
(place X in appropriate category)

SUPPL

ISSUER DETAILS

NAME OF ISSUER:	MENIKA MINING LTD. (NPL).
ISSUER ADDRESS:	1756 246th Street, Langley, B.C. V2Z 1G4
ISSUER PHONE NUMBER:	(604) 514-0041
ISSUER FAX NUMBER:	(604) 514-9702
CONTACT PERSON:	DOREEN BOITARD
CONTACT POSITION:	SECRETARY
CONTACT TELEPHONE NUMBER:	604 (514-0041)
CONTACT E-MAIL ADDRESS:	menikamining@aol.com
WEB SITE ADDRESS:	n/a
FOR QUARTER ENDED:	NOVEMBER 30, 2001
DATE OF REPORT:	2002/02/11 (YY/MM/DD)

02015558

PROCESSED
APR 19 2002
THOMSON FINANCIAL

CERTIFICATE

THE SCHEDULE (S) REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

DIRECTORS NAME	SIGN TYPED	DATE SIGNED (YY/MM/DD)
CHARLES BOITARD	"Charles Boitard"	2002/02/11
KATHERINE JOHNSTON	"Katherine Johnston"	2002/02/11

(Signatures should be entered in TYPED form in quotations)

4/18

MENIKA MINING LTD. (NPL)

QUARTERLY REPORT - SCHEDULE B
NOVEMBER 30, 2001

1. ANALYSIS 0F EXPENSES AND DEFERRED COSTS FOR THE PERIOD ENDED NOVEMBER 30, 2001

Breakdown of mineral properties	Reliance	Other	Total
Balance, beginning of year, mineral properties	1,408,716	261,388	$ 1,670,104
Current year's expenditures:	-		
	1,408,716	261,388	$ 1,670,104

Breakdown of administrative expenditures: See Statement of Earnings and Deficit.

2. RELATED PART TRANSACTIONS FOR THE PERIOD ENDED NOVEMBER 30, 2001

See Notes to the Financial Statements

3. SUMMARY OF SECURITIES ISSUED FOR THE PERIOD ENDED NOVEMBER 30, 2001

(a) Shares issued during the period: Nil.

(b) Options granted during the period: 294,000

Date	Number	Optionee	Exercise Price	Expiry
September 15, 2001	194,000	Free Form. Communications Inc	$0.10	September 15, 2003
September 15, 2001	100,000	J. Cameron Stephen	$0.10	September 15, 2003

4. SUMMARY OF SECURITIES AS AT NOVEMBER 30, 2001

(a) Authorized: 25,000,000 common shares with a par value of $1.00 per share.

(b) Issued and outstanding: 9,707,649 common shares

(c) Summary of options:

Number	Price	Expiry
6 50,000	$0.10	August 27, 2003
294,000	$0.10	September 15, 2003

Summary of warrants outstanding: Nil

(d) Escrow shares: 375,000 shares

5. LIST OF DIRECTORS AND OFFICERS:

Charles Boitard-Director-President
Katherine Johnston-Director
Roland Trenaman-Director
Thomas Hasek-Director
Doreen Boitard-Secretary

QUARTERLY REPORT - SCHEDULE C

NOVEMBER 30, 2001

MANAGEMENT DISCUSSION

Menika Mining Ltd. (NPL) is an exploration company operating in the province of British Columbia. The Company has mineral claim holdings in the Lillooet Mining Division, the Clinton Mining Division, and the Vancouver Mining Division

The **Reliance Property** is the Company's major prospect, it consists of 19 reverted crown grants located in the Bralorne Gold Camp of British Columbia. This property is in good standing until 2005.

The Company's management is presently preparing old data and reports for an independent engineer to compile an up to date report on the Reliance Property. The indicated reserves and assay results mentioned previously in the initial quarterly report ended November 30, 2001 were taken from old reports which do not comply with the new reporting regulations, and should be withdrawn.

On August 27, 2001 the Company issued a press Release announcing a Private Placement Financing of $160,000 for the purchase of 1,600,000 units at a price of $0.10 per unit. Due to the sharp decline in the market last fall, the Company was unable to complete this financing.

On September 15, 2001, the Company granted incentive stock options of 294,000 to Employees of the Company, at an exercise price of $0.10 per share for a term of two years. On October 9, 2001 the Canadian Venture Exchange confirmed the acceptance of the stock options as proposed.

The Company does not have any investor relations activities at this time.